UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT TO STREAMLINE ITS PRESENCE IN REAL ESTATE IN THE TURIN AREA

SIGNATURES

FIAT TO STREAMLINE ITS PRESENCE IN REAL ESTATE IN THE TURIN AREA

An agreement worth 204 million euros was signed for the sale to Beni Stabili of nine buildings, eight of which in Turin. Fiat Partecipazioni had previously exercised its call option on the repurchase of said buildings, which had been sold by the Fiat Group in 1998.

This transaction is part of a plan designed to optimize the sites used by the Fiat Group and, within three years, it will permit a 40% reduction in rentals in addition to significant savings in building use expenses.

The agreements provides that Fiat Partecipazioni:
·
Acquire an interest of approx. 17% in a company owned by Beni Stabili. Four buildings that will continue to be used by the Fiat Group in the medium/long term and a building in Turin owned by Beni Stabili will be transferred under the ownership of this company.

·
Acquire a 15% interest in a company jointly owned by Beni Stabili and Gefim. Four buildings, earmarked for value enhancement through urban regeneration projects - developed thanks to the specific expertise earned by Gefim in the Turin area - will be transferred under the ownership of this company.

·	Sell a building it owns and that is rented on a long/medium basis, to a fund managed by SGR Beni Stabili.

Lazard & Co was financial advisor to Fiat Partecipazioni in this transaction.

Completion of this transaction is scheduled to take place by May 31, 2005.

Turin, March 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney